SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1. Press release re RADVISION Releases New SIP Protocol Toolkit With Java APIs dated April 10, 2006.

     2.   Press  release  re  AETHRA  with   RADVISION  to  Provide  New  Visual
          Communications Solutions dated April 18, 2006.

     3. Press release re ICBC Bank Deploys Advanced Videconferencing Solution for Its Network of Branches Using RADVISION Products dated April 24, 2006.

     4. Press release re InterCall, Glowpoint and RADVISION Partner to Deliver Advanced Video Capabilities for Microsoft Office Live Meeting dated April 27, 2006.

                                                                          ITEM 1

Press Release                                             Source: RADVISION LTD.

RADVISION Releases New SIP Protocol Toolkit With Java APIs

Monday April 10, 8:30 am ET

Java SIP Toolkit 2 Enables Faster and Simplified Development of Advanced Telecom Applications

FAIR LAWN, N.J.--(BUSINESS WIRE)--April 10, 2006--RADVISION (Nasdaq:RVSN -
News), a leading provider of multimedia conferencing and communications platforms, today announced the release and immediate availability of a Java version of its award-winning session initiation protocol (SIP) toolkit for real-time communication applications, such as voice over IP (VoIP) and instant messaging (IM). The new toolkit significantly shortens development cycles thereby enabling even faster time-to-market for a variety of new and innovative services.

"The release of the Java version underscores RADVISION's position as the leading developer of SIP toolkits and is highly supportive of the ongoing migration of telecommunications towards Internet Protocol (IP) using SIP technology," said Adi Paz, Senior Director of Product Management and Marketing for RADVISION's Technology Business Unit. "Many of our customers have been expressing the need for a Java SIP toolkit, and we are pleased to meet their growing requirements."

Java programming language, which is rapidly gaining popularity among developers, can be used to write software on one platform and run it on another, create programs that run within web browsers, develop server-side applications, and write applications for cell phones and other consumer communication devices. Java SIP is a fundamental building block for web-based endpoint-oriented communication applications.

The Java SIP Toolkit can be used to develop click-to-talk applications, as well as a variety of applications for web call centers, and soft phones for laptops and PDAs. It also can be used as a major building block for innovative and time-critical advanced telecom services on the server-side such as: least-cost call routing, smart call diversions based on user preferences, smart conferencing, as well as for transforming text messages to voice playback.

Similar to all of RADVISION's SIP toolkits, the Java SIP toolkit addresses carrier-side applications for soft switches and application servers. The Java SIP Toolkit supports operator-grade loading of busy hour call attempts (BHCAs) and has enhanced carrier-grade features, including advanced SIP signaling functionality. The small footprint allows efficient operation in SIP terminals and IP handsets, as well as network-side implementations. In addition, Java SIP is considered to be the ideal advanced technology for service delivery platforms
(SDPs).

The Java SIP toolkit complies with the latest version of the JSR32 standard, version 1.2, of which RADVISION is an active contributor.

Considered an industry-leading solution, RADVISION's award-winning SIP product portfolio and the Java SIP Toolkit provide multiple application program interface (API) layers for optimal control and flexibility when used to develop new products and services. Designed from the ground up to be robust, highly versatile development tools, the toolkits simplify development of communications systems and devices based on Internet Engineering Task Force (IETF) SIP.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti/Todd Barrish, 212-704-7385 kristin@dukaspr.com todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION LTD.

AETHRA with RADVISION to Provide New Visual Communications Solutions

Tuesday April 18, 7:00 am ET

The Two Leading Videoconferencing Companies Strengthen Their Strategic Partnership for Unified Communications

ANCONA, Italy & FAIR LAWN, N.J.--(BUSINESS WIRE)--April 18, 2006--AETHRA(R), a leader in the global telecommunications market with a full range of videoconferencing solutions, and RADVISION (Nasdaq:RVSN - News), the industry's leading provider of products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks, announced today that they are broadening their partnership to include RADVISION desktop and 3G solutions in the AETHRA offering. AETHRA will now provide to its customer base an expanded range of visual communication solutions allowing the company to become the new point of reference for Unified Communications.

"AETHRA has now become a real total solution provider for visual communications, expanding its product offering while upholding maximum quality and technological innovation, which reflect both AETHRA and RADVISION philosophies," said Marco Viezzoli, AETHRA SpA CEO. "Our offering guarantees maximum interoperability with other systems, thus providing users with the possibility to choose any kind of visual communication solution available on the market from the same brand. Today, AETHRA can build complex visual communications networks for its clients encompassing desktop, room system and infrastructure technologies including NAT & Firewall traversal and 3G mobile networks connectivity, using solutions under its own single brand.

Boaz Raviv, RADVISION CEO added, "Our relationship with AETHRA has been a solid one and they have been an excellent partner in bringing our products to their customer base. AETHRA and RADVISION share the same vision for the visual communications market which includes high quality and flexible solutions for main stream deployments to the desktop PC or to the 3G video mobile handset, alongside solutions for the traditional conference room. By bringing our desktop videoconferencing and 3G Gateway products to market under the well-known AETHRA name, together we are taking an important step today toward realizing our common vision.

AETHRA Unified Communications, an Integrated Desktop Software Communications Solution, is a scalable communications infrastructure for delivering integrated voice, video, and data collaboration on a single software platform. AETHRA Unified Communications, leading the way in scalability and flexibility, is a must when deploying a desktop conferencing strategy that needs to scale from dozens to hundreds or even thousands of users through a global network. AETHRA Unified Communications is the perfect example of integration, with a single software architecture consisting of the Conference Server, the Conference Client and the Middleware to tie them all together.

AETHRA 3G Gateways are solutions that support real-time, bi-directional video telephony sessions between mobile users and wired line devices such as desktop or room videoconferencing systems. AETHRA 3G Gateways are standards based and provide full interoperability with multimedia communication devices such as gatekeepers, MCUs and any kind of video endpoints.

Today AETHRA offers the full spectrum of videoconferencing solutions over circuit (ISDN), packet (IP) and 3G mobile networks including videoconferencing end-points (rollabout, set-tops, codec, videophones, desktop); MCUs (Multipoint Conferencing Units) with full video/audio transcoding and SIP/H.323 support; ISDN to IP and 3G to IP Gateways for seamless connectivity between different networks; Gatekeeper functionality for call control and dial plan schemes; Scheduling & Management tools.

About AETHRA

AETHRA (www.aethra.com) is a leader in the global telecommunications market, with distribution of its leading-edge products through businesses and more than 40 telephone companies in over 60 countries worldwide. The company develops, manufactures and markets a wide range of high-performance video communications and audio conferencing products, including rollabouts, set-tops, videophones and special solutions dedicated to telemedicine, video surveillance and distance learning. In addition, AETHRA offers multi-audio, video and data services thanks to AETHRA.net, the company specifically focused on multi-conferencing services. AETHRA also develops and markets internationally a variety of telecommunications products, including ISDN and xDSL systems and networking test equipment. These exceptional products have distinguished AETHRA as a leader in the telecommunications industry worldwide for over 30 years, reflecting its expertise in bringing cutting-edge communications technologies to the market.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Revenue from sales of RADVISION toolkits may have been recognized in prior quarters. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Dukas Public Relations for RADVISION
Kristin Conforti, 212-704-7385
kristin@dukaspr.com
or
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
AETHRA SpA
Corporate:
Roberto Flaiani, 39 071 2189871
flaiani@aethra.com
Press:
Francesca Galeazzi, 39 071 2189742
francesca.galeazzi@aethra.com

                                                                          ITEM 3

Press Release                                             Source: RADVISION LTD.

ICBC Bank Deploys Advanced Videconferencing Solution for Its Network of Branches Using RADVISION Products

Monday April 24, 7:00 am ET

International Commercial Bank of China Uses Solution Integrated by Digital Global Technology (DGT) for Financial Consulting, Briefing and Training between Its 81 Branches

FAIR LAWN, N.J.--(BUSINESS WIRE)--April 24, 2006--RADVISION
(Nasdaq: RVSN - News), a leading provider of multimedia conferencing and communications platforms, today announced that the RADVISION viaIP(TM) Multipoint Control Unit (MCU) has been deployed by the International Bank of China (ICBC). ICBC is using the solution to connect its 81 branch offices across the Asia Pacific region in order to improve its internal financial consulting, briefing and training efforts. Digital Global Technology (DGT) has integrated the RADVISION products into the overall solution that it is sourcing to ICBC.

The viaIP powered application is a fully bi-directional videoconferencing collaboration solution that allows the head office to perform its daily supervision and training duties with improved effectiveness using visual communications. Furthermore, the branches are able to engage in multi-branch video conferencing among themselves as part of the solution. ICBC believes that the solution speeds up the transfer of important information and enhances the quality of ICBC's customer service because of the ability to provide remote staff training and development on a daily basis.

ICBC chose the RADVISION viaIP MCU as the fundamental building block of its videoconferencing infrastructure. The viaIP MCU was easily integrated into DGT's comprehensive solution of multiple videoconferencing endpoints, scheduling and management software applications and video server streaming devices. ICBC commented: "We are very pleased with the high quality and ease of use of the RADVISION viaIP MCU solution. The viaIP, with its unique cascading ability, allows multiple MCUs to appear to our network as a single, very high-capacity unit. This facilitated the integration into the scheduling and management application. The overall solution is easy to use and has an excellent user experience."

RADVISION's videoconferencing infrastructure product line is designed to provide an extremely high quality user experience, with connectivity to all common video endpoints on a network. Eitan Livne, General Manager of RADVISON's Asia Pacific territory commented: "The financial sector, of which ICBC is a part, demands the highest quality and most reliable solutions possible. We are pleased that ICBC has chosen us to be a part of their efforts to provide the best financial services possible to their customers."

DGT and RADVISION see continued collaboration in providing mission-critical solutions to leading enterprises in the region. The company's products and roadmaps show their solutions expanding to the 3G mobile environment as well as to the PC desktop using innovative gateways and desktop software products from RADVISION. Echo Lin, General Manager of DGT added, "The RADVISION products are extremely reliable and integrated easily into the complete solution providing very high quality performance. We hope to continue our productive relationship with RADVISON to bring videoconferencing to more users whether in the conference room, at their desks using a PC, or on the go with their 3G mobile phones."

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media:
Dukas Public Relations
Kristin Conforti or Todd Barrish, 212-704-7385 kristin@dukaspr.com todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release          Source: RADVISION Ltd., InterCall, Inc. & GlowPoint, Inc.

InterCall, Glowpoint and RADVISION Partner to Deliver Advanced Video Capabilities for Microsoft Office Live Meeting

Thursday April 27, 8:05 am ET

OMAHA, Neb. & HILLSIDE, N.J. & FAIR LAWN, N.J.--(BUSINESS WIRE)--April 27, 2006 --RADVISION Ltd. (Nasdaq: RVSN - News):

InterCall's Microsoft Office Live Meeting Customers Will Benefit from Enhanced Multi-participant Video Capabilities Delivered over Glowpoint's Advanced Video Network Utilizing RADVISION's Click to Meet for Microsoft Office

InterCall, the largest conferencing service provider in the world, GlowPoint, Inc. (OTC: GLOW.PK - News), the world's leading broadcast-quality IP-based video communications service provider, and RADVISION (Nasdaq: RVSN - News), the leading provider of scalable multimedia conferencing and communications platforms and related solutions, announced today that they have partnered together to deliver an advanced video conferencing service for use with Microsoft Office Live Meeting, an online collaboration and web conferencing service. The solution, which seamlessly integrates into Microsoft's widely used collaboration service, brings together RADVISION's award winning Click to Meet(TM) for Microsoft Office solution with Glowpoint's broadcast quality IP-video network. Initial availability of this solution will be offered to InterCall's extensive customer base. InterCall is a major reseller of Microsoft's Live Meeting service and plans to make this service available to their Live Meeting customers beginning April 28th.

Click to Meet for Microsoft Office offers a scalable communications system that adds integrated multi-participant PC-based video and audio functionality to Live Meeting and Microsoft Office Live Communications Server 2005. The pairing of RADVISION's Click to Meet with Glowpoint's IP-video enhanced network will allow InterCall to provide Live Meeting subscribers a rich audio, visual and data collaboration experience.

"Many of our customers have asked us for ways they can use Click to Meet for Microsoft Office, without having to deploy and manage the technology themselves," said Bob Romano, Vice President of Enterprise Marketing for RADVISION's Networking Business Unit. "The combination of Microsoft Live Meeting's feature rich web conferencing, Glowpoint's specialized IP-Video network and Click to Meet's advanced multi-stream video technology will provide InterCall's customers with the richest collaboration experience available today."

"Enhancing Live Meeting with multi-participant video provides more productive and interactive collaboration for our customers," said Marc Sanders, Senior Product Manager in the Unified Communications Group at Microsoft. "InterCall's Live Meeting customers will now experience meetings that are more like face-to-face than ever before."

"We are always looking for new and interesting ways to increase the quality and capabilities of web collaboration and video conferencing, and this integration with RADVISION's Click to Meet allows us to do just that," said Michael Brandofino, Chief Executive Officer of Glowpoint. "We are very excited to be working with InterCall and RADVISION and look forward to providing an exceptional experience to their customers."

About Glowpoint

GlowPoint, Inc. (OTC: GLOW.PK - News) is the world's leading broadcast quality, IP-based video communications service provider. Glowpoint offers video conferencing, bridging, technology hosting and IP broadcasting services to enterprises, SOHOs, broadcasters and consumers worldwide. The Glowpoint network carries on average over 60,000 video calls per month worldwide. Glowpoint is headquartered in Hillside, New Jersey. To learn more about Glowpoint, visit us at www.Glowpoint.com.

About InterCall

InterCall, a subsidiary of West Corporation, is the largest service provider in the world specializing in conference communications. Founded in 1991, InterCall helps people and companies be more productive by providing advanced audio, event, Web and video conferencing solutions that are easy-to-use and save them time and money. Along with a team of over 500 Meeting Consultants, the company employs more than 1,500 operators, customer service representatives, call supervisors, accounting, marketing and IT professionals. InterCall's strong US presence, which includes four call centers and 26 sales offices, is bolstered by a global reach that extends to Canada, the United Kingdom, Ireland, France, Germany, Australia, New Zealand, Hong Kong, Singapore, Japan and India. For more information, please visit www.intercall.com

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products and services, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION,s, Intercall's and Glowpoint's filings with the Securities Exchange Commission, including the companies' Annual Reports. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
InterCall, Inc.
Corporate:
www.intercall.com
or
Public Relations:
Cushman-Amberg Communications, 312-263-2500
Or
Glowpoint:
Jonathan Brust, 973-391-2086
Or
RADVISION Ltd.
Corporate:
Bob Romano, 512-656-1436
rromano@radvision.com
or
Public Relations:
Dukas Public Relations
Kristin Conforti / Todd Barrish, 212-704-7385 kristin@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  April 28, 2006